SALE OF SUBSIDIARY

Richard J. Harris, Vice President & Treasurer
(401) 751-1600

IMMEDIATE



            NORTEK COMPLETES SALE OF SUBSIDIARY



PROVIDENCE, RI, April 4, 1994 -- Nortek, Inc. today announced completion of the sale of Dixieline Lumber Company, a wholly-owned California subsidiary, as the final step in consolidating the company into three core operating groups.

Nortek, in announcing plans in the third quarter of last year to divest Dixieline, recorded a pre-tax valuation reserve of $20.3 million ($14.9 million or $1.19 per share net of tax) to reduce its investment in the subsidiary to its estimated realiz-able value.

Dixieline, based in the Greater San Diego, CA, area, includes a chain of 10 retail home centers, a contractor and wholesale lumber yard and a truss manufacturing yard. Terms of the sale were not announced.

Richard L. Bready, Chairman and Chief Executive Officer, said the sale is in line with "our continuing strategy to redeploy resources and direct management atten-tion to businesses which better fit our long-range criteria."

Nortek,  Inc.  (NYSE:NTK)  is  a  diversified  Fortune   500
corporation, manufactur-ing and marketing residential and commercial building products.
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